December 29, 2011

VIA EDGAR TRANSMISSION

Mr. Brick Barrientos
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, D.C.  20549

Re:	Wintergreen Fund, Inc. (the “Fund”)
1933 Act Registration File No. 333-124761 1940 Act Registration File No. 811-21764

Dear Mr. Barrientos:

The purpose of this letter is to respond to oral comments provided to Fola Adamolekun of Seward & Kissel LLP on December 27, 2011 regarding the Fund’s Post-Effective Amendment (“PEA”) No. 10 to its Registration Statement on Form N-1A.  PEA No. 10 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on November 23, 2011, and is anticipated to become effective on December 29, 2011.  The purpose of PEA No. 10 was to register one new class of shares — Institutional Class shares — for the Fund.

The Fund is filing this PEA No. 11 under Rule 485(a) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file exhibits to the registration statement.  Additionally, PEA No. 11 redesignates the original class of shares of the Fund as Investor Class shares.  At such time PEA No. 11 becomes effective, the Fund will issue two classes of shares: Investor Class and Institutional Class.

In addition, in connection with this response letter, the Fund hereby makes the following representations:

1.
The Fund acknowledges that in connection with the comments made by the staff (the “Staff”) of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Fund acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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For your convenience in reviewing the Fund’s responses, your comments and suggestions are included in bold typeface immediately followed by the Fund’s responses.

Prospectus Cover Page

Comment 1:
Please delete the statement on the cover page stating “Investment Products Offered are Not FDIC Insured[,] May Lose Value[, and] Are Not Bank Deposits” unless the Fund’s shares are sold through a banking institution.

Response:	The Fund responds by deleting the statement above.

Summary Section – Fees and Expenses of the Fund

Comment 2:	Please provide the Staff with a copy of the complete “Expense Example” for review.

Response:	The Fund responds by submitting the completed Expense Example for the Staff’s review, as it appears below:

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% rate of return each year and that the Fund’s operating expenses remain the same each year. Although your actual costs may be higher or lower, based on these assumptions your costs for the Fund would be:

	Investor Class	Institutional Class
After 1 year	$ 192	$ 171
After 3 years	$ 594	$ 530
After 5 years	$ 1,021	$ 913
After 10 years	$ 2,212	$ 1,987

Comment 3:	Please confirm that the Fees and Expenses table reflects short sales dividends.

Response:	The Fund confirms that the short sales dividends, if applicable, have been reflected in the Fees and Expenses table, and will continue to be reflected as such in the future, if applicable.

Summary Section – Principal Investment Strategies of the Fund

Comment 4:
In the second sentence of the second paragraph of the section entitled “Principal Investment Strategies of the Fund,” please delete the parenthetical which reads “(including but not limited to equity, debt, or preferred stock)” or qualify the sentence to indicate that the Fund will principally invest in equity, debt or preferred stock.

Response:	The Fund responds by deleting the parenthetical above.

Comment 5:	Please delete the last sentence at the end of the section entitled “Principal Investment Strategies of the Fund” or move it to the section entitled “Principal Risks of Investing in the Fund.”

Response:	The Fund responds by moving the sentence in question to the section entitled “Principal Risks of Investing in the Fund.”

Summary Section – Principal Risk of Investing in the Fund

Comment 6:	Please separate the Foreign Securities risk factor from the Emerging Markets risk factor in order to create distinct risk factors.

Response:	The Fund responds by making the requested change, as shown below (new language is underlined for your convenience):

“A potentially significant portion of the Fund’s assets may be allocated to foreign securities in which case the Fund would be subject to the following associated risks:

•
Foreign Securities Risk, which is the risk associated with investments in foreign countries. The following factors make foreign securities more volatile: political, economic and social instability; foreign securities may be harder to sell, brokerage commissions and other fees may be higher for foreign securities; and foreign companies may not be subject to the same disclosure and reporting standards as U.S. companies.

•
  Emerging Markets Risk, which is the risk associated with investments in emerging markets may be more pronounced than the risks involved in investing in more developed foreign markets. Risks associated with investing in emerging markets include limited information about companies in these countries, greater political and economic uncertainties compared to developed foreign markets, underdeveloped securities markets and legal systems, potentially high inflation rates, and the influence of foreign governments over the private sector.”

Comment 7:	Please revise the Derivatives risk factor to describe the specific risks to the Fund.

Response:	The Fund responds by revising the Derivatives risk factor as follows (new language is underlined for your convenience):

“●     Derivatives Risk, which is the risk that the greater complexity involved with the use of derivatives may expose the Fund to greater risks and result in poorer overall performance. For example, the Fund may attempt to hedge (protect) against currency risks, largely using forward contracts. Forward contracts are considered derivative investments, because their value and performance depend, at least in part, on the value and performance of an underlying asset. Risks include potential loss due to the imposition of controls by a government on the exchange of foreign currencies, delivery failure, default by the other party, or inability to close out a position because the trading market became illiquid.”

Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings – Portfolio Selection

Comment 8:	Please revise this section indicate whether the portfolio selection method is a principal strategy or non-principal strategy of the Fund.

Response:	The section formerly titled “Portfolio Selection” has been moved to the “Principal Investment Strategies of the Fund” section.

Management – Portfolio Manager

Comment 9:	Please revise the disclosure to show Mr. Winters’ tenure with the Fund.

Response:	The Fund responds by revising the first paragraph as follows (new language is underlined for your convenience):

“Mr. David J. Winters David J. Winters, the managing member of Wintergreen Advisers, is primarily responsible for the management of the Fund’s portfolio and has responsibility for the day-to-day management of the Fund. Mr. Winters has managed the Fund since its inception in 2005.”

Statement of Additional Information – Policies and Procedures Regarding the Release of Portfolio Holdings Information

Comment 10:
Please expand the disclosure in the section entitled “Policies and Procedures Regarding the Release of Portfolio Holdings Information” to disclose the specific items of all ongoing arrangements with service providers, including the frequency and lag time, with respect to disclosure of the Fund’s portfolio holdings.

Response:	The Fund responds by disclosing additional specific ongoing arrangements with the Fund Accountant, including frequency and lag time.

Statement of Additional Information – Officers and Directors – Leadership Structure and the Board of Directors

Comment 11:	Please provide more detailed disclosure about the specific qualifications of the directors, per Item 17(b)(10) of Form N-1A.

Response:	The Fund responds by adding the following disclosure:

"In addition to the attributes described above, the professional background of each of the Fund’s directors brings a meaningful mix of expertise to the Board as a whole.  For example, Mr. Adler has over 40 years of financial and accounting experience and was a partner at a major accounting firm for much of that time, Mr. Backer has great depth of experience with many regulatory and legal matters as a partner in an employment law firm, Mr. Wakely has wide-ranging experience with a variety of investment matters, including matters related to luxury good companies, and Mr. Keffer has extensive experience in the investment management industry, including organizational experience as chairman and chief executive officer of a fund services company.  The Fund believes these experiences make the Directors uniquely qualified to serve on the Board."

Statement of Additional Information – Investment Advisory and Other Services – Independent Registered Public Accounting Firm

Comment 12:	Please provide a reference to the financial statements dated June 30, 2011.

Response:	The Fund responds by revising the section as follows (new language is underlined for your convenience):

“Independent Registered Public Accounting Firm

Deloitte & Touche LLP, 1700 Market Street, 26th Floor, Philadelphia, PA 19103, is the independent registered public accounting firm of the Fund and is responsible for auditing the financial statements of the Fund. The audited financial statements of the Fund for its fiscal year ended December 31, 2010 and the report of Deloitte & Touche LLP are incorporated herein by reference to the Fund’s annual report.  The 2010 annual report was filed on Form N-CSR with the SEC on March 2, 2011.  The unaudited financial statements of the Fund for the period ended June 30, 2011 are incorporated by reference to the Fund’s semi-annual report, which was filed on Form N-CSRS on September 6, 2011.  These reports are available without charge upon request by calling (888) GOTOGREEN (888-468-6473), or visiting the Fund’s website at www.wintergreenfund.com, or www.sec.gov.”

Part C – Item 28

Comment 13:	Please include a consent from the independent registered public accounting firm as an exhibit filed with the registration statement.

Response:	The Fund will include a consent from the independent registered public accounting firm as part of its exhibits filed with the registration statement.

Part C – Exhibits

Comment 14:	Please update the Omitted Financial Statements exhibit to reflect the Fund’s current presentation of Financial Statements.

Response:	The Fund has updated the exhibit list to reflect the fact that the Omitted Financial Statements exhibit is no longer applicable to the Fund.

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I trust that the Fund’s responses set forth above adequately address your comments.  If you have any additional questions or require further information, please contact Fola Adamolekun at (212) 574-1320 or Edward Paz at (414) 765-5366.
Sincerely,

Wintergreen Fund, Inc.

/s/ Steven Graff
Steven Graff
Vice President

cc:           Fola Adamolekun, Seward & Kissel LLP
Edward Paz, U.S. Bancorp Fund Services, LLC

SK 25133 0003 1254586